06009851

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

THOMAS WEISEL PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Montgomery Street, Suite 3700
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert West, Chief Financial Officer — (415) 364-7774
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*SEC 1410 (06-02

THOMAS WEISEL PARTNERS LLC AND SUBSIDIARIES

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

OATH OR AFFIRMATION

We, David Baylor and Robert West, affirm that, to the best of our knowledge and belief, the accompanying consolidated statement of financial condition pertaining to Thomas Weisel Partners LLC and subsidiaries (the "Company"), as of December 31, 2005, is true and correct, and such consolidated statement of financial condition will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2.28.06
Date

Chief Administration Officer
Title

Signature 2-28-06
Date

Chief Financial Officer

Notary Public

FREDERICKA S. DRUM
Commission # 1439678
Notary Public - California
San Francisco County
My Comm. Expires Sep 30, 2007

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Thomas Weisel Partners LLC:

We have audited the accompanying consolidated statement of financial condition of Thomas Weisel Partners LLC and subsidiaries (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Thomas Weisel Partners LLC and subsidiaries at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2006

THOMAS WEISEL PARTNERS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005 (in thousands)

ASSETS	
Cash and cash equivalents	$ 85,020
Cash segregated under Federal or other regulations	4,049
Securities owned—at market value	98,527
Receivable from clearing broker	9,555
Corporate finance and syndicate receivables	4,477
Receivable from parent and affiliates	22,091
Other assets	8,398
TOTAL ASSETS	$ 232,117
LIABILITIES AND MEMBER'S EQUITY	
Securities sold, but not yet purchased—at market value	$ 84,986
Accrued compensation	39,212
Accrued expenses and other liabilities	22,000
Payable to customers	3,343
Payable to affiliates	653
Total liabilities	150,194
MEMBER'S EQUITY	81,923
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 232,117

See accompanying notes to the consolidated statement of financial condition.

1. ORGANIZATION

Thomas Weisel Partners LLC, a limited liability company formed on September 18, 1998 under the laws of the State of Delaware, is a wholly-owned subsidiary of Thomas Weisel Partners Group LLC (the "Parent" or "Firm"). Thomas Weisel Partners LLC is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), American Stock Exchange and the National Association of Securities Dealers, Inc. ("NASD"). Thomas Weisel Partners LLC is also a registered introducing broker under the Commodity Exchange Act and a member of the National Futures Association. In August 2005, Thomas Weisel Partners (Mauritius), a wholly-owned subsidiary of Thomas Weisel Partners LLC, and Thomas Weisel International Private Limited ("TWIPL"), a wholly-owned subsidiary of both Thomas Weisel Partners LLC and Thomas Weisel Partners (Mauritius), were formed under the laws of Mauritius and India, respectively. In October 2005, TWIPL was approved by the New York Stock Exchange as a branch of Thomas Weisel Partners LLC.

Thomas Weisel Partners LLC introduces on a fully disclosed basis its proprietary and customer securities transactions to another broker dealer (the "Clearing Broker") for clearance and settlement. Thomas Weisel Partners LLC, headquartered in San Francisco, California, was formed as the brokerage and investment banking operation for the Firm.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated statement of financial condition includes the accounts of Thomas Weisel Partners LLC and its wholly owned subsidiaries Thomas Weisel Partners (Mauritius) and TWIPL (collectively, the "Company"). The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All material intercompany balances have been eliminated. As of December 31, 2005, these subsidiaries had total assets and liabilities of $502 and $348, respectively.

Brokerage Revenue—The majority of the Company's brokerage revenue is derived from commissions generated from securities brokerage transactions in listed and over-the-counter equities and convertible debt securities. Commission revenues and related expenses resulting from securities transactions executed are recorded on a trade date basis. Brokerage revenue also includes net trading gains and losses as substantially all of the trading operations are conducted in facilitation of customer orders. In addition, brokerage revenue includes fees paid for investment advisory services provided through the Company's private client services group to both institutional and high-net-worth individual investors, based on the value of assets under management. These fees are recognized in income as earned.

Investment Banking Revenue—Investment banking revenues include underwriting and private placement agency fees earned through the Company's participation in public offerings and private placements of equity and convertible debt securities and fees earned as financial advisor in mergers and acquisitions and similar transactions. Underwriting revenues are earned in securities offerings in which the Company acts as an underwriter and include management fees, selling concessions and underwriting fees. Management fees are recorded on the offering date, selling concessions on the trade date, and underwriting fees at the time the underwriting is completed and the related income is reasonably

determinable. Syndicate expenses related to securities offerings in which the Company acts as an underwriter or agent are deferred until the related revenue is recognized. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement.

Customer Concentration—There is a concentration in brokerage revenues among the Company's ten largest brokerage clients, with this group constituting approximately 20.9% of net revenue during 2005.

Use of Estimates—The preparation of the Company's consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Such estimates may relate to the valuation of securities owned and securities sold, but not yet purchased, the allowance for doubtful accounts for receivables, and accruals for legal and other contingent liabilities. Actual amounts could differ from those estimates and such differences could be material to the consolidated statement of financial condition.

Cash and Cash Equivalents—The Company considers highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include cash held by the clearing broker of $58.4 million as of December 31, 2005.

Cash Segregated under Federal or Other Regulations—At December 31, 2005, the Company had maintained a cash balance of $4.0 million in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Securities Sold, not yet Purchased—Securities owned and securities sold, but not yet purchased, are recorded on a trade date basis. Equity securities are carried at market value which is determined using quoted market prices when available. Convertible debt securities and other fixed income securities are carried at market value determined using dealer quotes, recent transactions and comparable fixed income values.

Receivable from Clearing Broker—The Company clears customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to such transactions. The Company has indemnified the clearing broker for any losses as a result of customer nonperformance.

Fair Value of Financial Instruments—The financial assets and liabilities excluding the securities inventory are recorded at fair value (consisting primarily of corporate finance and syndicate receivables, receivable from clearing broker, notes payable and certain other assets) which is considered to approximate their recorded value as they are short-term in nature or are subject to frequent repricing.

Corporate Finance and Syndicate Receivables—Corporate finance and syndicate receivables include receivables relating to the Company's investment banking or advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis.

Income Taxes—Because the Company is a wholly-owned subsidiary of Thomas Weisel Partners Group LLC, all its income and losses are reportable by the Parent's individual members in accordance with the Internal Revenue Code and, accordingly, the U.S. federal and state income taxes payable by the members, based upon their share of the Company's net income, have not been reflected in the accompanying consolidated statement of financial condition. The Company is liable for local unincorporated business tax on business conducted in New York City, City of San Francisco business tax and income tax on current income realized by its foreign subsidiary.

Accrued Compensation—Includes salary, bonus (both discretionary awards and guaranteed amounts), severance, as well as all employee benefits. Bonuses are accrued over the service period to which it relates. In the case of the guaranteed amounts, the service period is defined by the contract, whereas the service period for the discretionary awards is defined by the payment dates and the conditions, if any, that must be fulfilled in order to receive the awards. The Company records compensation expense associated with partners of the Parent if those partners provide services to the Company.

Foreign Currency Translation—Assets and liabilities denominated in non-U.S. currencies are translated at the rate of exchange prevailing on the date of the statement of financial condition.

3. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

At December 31, 2005, securities owned and securities sold, but not yet purchased, consist of securities at quoted market prices, as follows:

	December 31, 2005	
	Owned	Sold, But Not Yet Purchased
Equity securities	$ 15,232	$ 74,685
Convertible bonds	83,295	4,321
U.S. Treasury Securities	-	5,980
Total	$ 98,527	$ 84,986

At December 31, 2005, securities sold, but not yet purchased are collateralized by securities owned that are held at the clearing broker.

Convertible bonds include certain securities that are not readily marketable. These are investment securities that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933. The estimated fair value of the securities not readily marketable included in the convertible bonds is approximately $9 at December 31, 2005.

4. SUBORDINATED BORROWINGS

During 2005, the Company terminated its subordinated borrowing facility which had been arranged by its current clearing broker and established a new subordinated borrowing facility with an available borrowing amount of $40 million from National Financial Services LLC, the clearing broker that the Company will be transferring to in 2006. The facility is in the form of a revolving note and cash subordination agreement. The terms of the revolving note are defined in an agreement approved by the NYSE and such borrowings, if and when drawn, are available in computing net capital under the Net Capital Rule. To the extent that this note would be required for the Company's continued compliance with minimum net capital requirements (see Note 9), it may not be repaid. No amounts were drawn on either facility during the year ended December 31, 2005.

5. BENEFIT PLAN

The Company has a defined contribution 401(k) retirement plan (the "Plan") which allows eligible employees to invest a percentage of their pretax compensation, limited to the maximum allowed by Internal Revenue Services (IRS) regulations. The Company, at its discretion, may contribute funds to the Plan.

6. TRANSACTIONS WITH PARENT AND AFFILIATES

The Parent has debt covenant agreements which require the Company's net capital before haircuts on securities positions ("Tentative Net Capital") to be at least $20 million. As disclosed in Note 9, the Company's Tentative Net Capital was $46.7 million as of December 31, 2005. Management believes the Company will remain in compliance with this debt covenant during 2006.

The Parent also has other debt covenants that require it to maintain its equity above $105 million as well as requirements not to incur losses in excess of $10 million in any fiscal quarter or year. The inability of the Parent to meet or renegotiate these covenants could have a material adverse impact on the Company's business if the Company was called upon to provide additional distributions to the Parent to allow it to meet its debt obligations. In accordance with applicable SEC and NYSE Regulations, the Parent is not permitted to withdraw capital from the Company if the Company's net capital would fall below minimum required levels.

The receivable from the Parent is shown net of the payable to the Parent. The Company reimburses the Parent for certain operating expenses paid by the Parent on behalf of the Company in accordance with a management fee service agreement. These operating expenses include facilities and occupancy costs, information technology and communications, and other administrative costs.

The Company pays international referral fees to Thomas Weisel Partners International Limited ("TWPIL"), a subsidiary of the Parent, for referring institutional brokerage transactions to the Company.

7. COMMITMENTS AND CONTINGENCIES

Guarantees—The Company's customers' transactions are introduced to the clearing broker for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to the clearing broker, the Company may be required to reimburse the clearing broker for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.

The Company is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is considered remote. Accordingly, no contingent liability is carried in the accompanying consolidated statement of financial condition for these arrangements.

Employee Retention Program and Unaccrued Guaranteed Compensation—The Company has entered into guaranteed compensation agreements prior to December 31, 2005 for services to be provided before and after December 31, 2005. These obligations are being accrued ratably over the service period of the contracts. Total unaccrued obligations at December 31, 2005 for services to be provided subsequent to December 31, 2005 were $8.1 million.

Lease Obligations—In December 2005 the Company, through its wholly owned subsidiary TWIPL, entered into operating leases for facilities in India through 2008. Future minimum rental commitments under these leases are as follows:

Years Ending December 31	
2006	$ 225
2007	225
2008	206
Future minimum lease payments	$ 656

The leases contain renewal option provisions at expiration of the thirty six month terms.

Loss Contingencies—The Company is involved in a number of judicial, regulatory and arbitration matters arising in connection with its business including those listed below. The outcome of these matters cannot be determined at this time, and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a significant judgment could have a material adverse impact on The Company's financial condition, results of operations and cash flows. The Company may in the future become involved in additional litigation in the ordinary course of our business, including litigation that could be material to the Company's business.

In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in liability, and the amount of loss, if any, can be reasonably estimated. Generally, with respect to the matters described below, it is not possible to determine whether a liability has been incurred or to reasonably estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no reserve is established until that time. In view of the inherent difficulty of predicting the outcome of these matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be.

In re Initial Public Offering Securities Litigation—The Company is a defendant in several purported class actions brought against numerous underwriters in connection with certain initial public offerings in 1999 and 2000. These cases have been consolidated in the United States District Court for the Southern District of New York and generally allege that underwriters accepted undisclosed compensation in connection with the offerings, entered into arrangements designed to influence the price at which the shares traded in the aftermarket and improperly allocated shares in these offerings. The actions allege violations of federal securities laws and seek unspecified damages. Of the 309 issuers named in these cases, the Company acted as a co-lead manager in 1 offering, a co-manager in 32 offerings, and as a syndicate member in 10 offerings. The Company has denied liability in connection with this matter. On June 10, 2004, plaintiffs entered into a definitive settlement agreement with respect to their claims against the issuer defendants and the issuers' present or former officers and directors named in the lawsuits. On June 14, 2004, those parties jointly moved for approval of the proposed settlement. By a decision dated October 13, 2004, the federal district court granted plaintiffs' motion for class certification, and the underwriter defendants have petitioned the U.S. Court of Appeals for the Second Circuit to review that certification decision. The Second Circuit has granted that petition, and an appellate briefing is underway. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

Research Matters—During 2004, the Company entered into a settlement with the SEC, NYSE, NASD and various state securities regulators to resolve charges that a portion of our research was improperly influenced in order to obtain investment banking business in violation of federal or state securities law. During the year ended December 31, 2004, the Company settled the matter with the various regulators for a total of $10 million in fines and disgorgement and $2.5 million for the provision of independent research over a five-year period. These settlement amounts had been previously accrued during the year ended December 31, 2002. Additionally, in 2004, the Company escrowed $1.25 million to pay costs associated with an independent consultant to procure the independent research noted above. Such costs will be expensed as they are incurred. On February 14, 2006, Newline Corporate Name Ltd. (UK), a member of the syndicate that underwrote the Company's investment banking errors and omissions insurance policy, filed a complaint seeking declaratory relief regarding insurance obligations in connection with this settlement and seeking repayment of amounts previously disbursed to the Company in connection with this matter. The Company believes it has meritorious defenses to these actions and intends to vigorously defend against them.

In re Friedman's Inc. Securities Litigation—In September 2003, the Company acted as lead manager on a follow-on offering of common stock of Friedman's Inc. Plaintiffs have filed a purported class action suit against Friedman's and its directors, senior officers and outside accountant as well as Friedman's underwriters, including the Company, in the United States District Court for the Northern District of Georgia, alleging that the registration statement for the offering and a previous registration statement dated February 2, 2002 were fraudulent and materially misleading because they overstated revenue and inventory, understated allowances for uncollectible accounts, and failed to properly account for impairment of a particular investment. Friedman's is currently operating its business in bankruptcy. The Company has denied liability in connection with this matter. A consolidated amended complaint has been filed in this matter. On September 7, 2005, the court denied the underwriters' motion to dismiss. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Tellium, Inc. Securities Litigation—The Company is a defendant in a purported class action litigation brought in connection with Tellium, Inc.'s initial public offering in May 2001. The most recent amended complaint, filed in the United States District Court for the District of New Jersey, alleges claims for securities fraud against Tellium and certain of its directors and senior officers as well as Tellium's underwriters, including the Company and one of our former employees. The Company has

denied liability in connection with this matter. On June 30, 2005, the court entered an order that dismissed all of the claims against the Company and the former employee of the Company, except for a claim limited to an alleged misstatement in the registration statement relating to the relationship between Tellium and one of its customers. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re AirGate PCS, Inc. Securities Litigation—The Company is a defendant in a purported class action litigation brought in connection with a secondary offering of AirGate PCS, Inc. in December 2001. The complaint, filed in the United States District Court for the Northern District of Georgia on May 17, 2002, alleges violations of federal securities laws against AirGate and certain of its directors and officers as well as AirGate's underwriters, including us, based on alleged misstatements and omissions in the registration statement. The underwriters' motion to dismiss was granted by the court in September 2005. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re First Horizon Pharmaceutical Corporation Securities Litigation—The Company is a defendant in a purported class action litigation brought in connection with a secondary offering of First Horizon Pharmaceutical Corporation in April 2002. The consolidated amended complaint, filed in the United States District Court for the Northern District of Georgia on September 2, 2003, alleges violations of federal securities laws against First Horizon and certain of its directors and officers as well as First Horizon's underwriters, including the Company, based on alleged false and misleading statements in the registration statement and other documents. The underwriters' motion to dismiss was granted by the court in September 2004. The plaintiffs have appealed to the United States Court of Appeals for the 11th Circuit. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Merix Securities Litigation—The Company is a defendant in a purported class action suit brought in connection with an offering involving Merix Corporation in which it served as co-lead manager for Merix. Plaintiffs have filed suit against Merix and certain of its directors and senior officers as well as Merix's underwriters, alleging false and misleading statements in the registration statement. On September 15, 2005, the United States District Court for the District of Oregon entered an order dismissing all claims against the underwriter defendants, including the Company, and the Merix defendants. A portion of the claim under Section 12(a)(2) of the Securities Exchange Act of 1934 was dismissed with prejudice, and the remainder of that claim and the Section 11 claim were dismissed with leave to re-file. Plaintiffs have subsequently filed an amended complaint. The Company has denied liability in connection with this matter. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

Borghetti v. Campus Pipeline—A putative shareholder derivative action was brought in the Third Judicial District Court in Salt Lake County, Utah on October 5, 2004 against Campus Pipeline in connection with a sell-side mergers and acquisitions engagement in which the Company acted as a financial advisor . Plaintiffs alleged breach of fiduciary duty, fraud and similar related claims against Campus Pipeline's directors, officers, attorneys and the Company. On May 3, 2005, the court granted in part and denied in part our motion to dismiss, dismissing all claims against us except the breach of fiduciary duty claim. The Company has denied liability in connection with this matter. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Leadis Technology, Inc. Securities Litigation—The Company is a defendant in a purported class action litigation brought in connection with Leadis Technology, Inc.'s initial public offering in June 2004. The consolidated complaint, filed in the United States District Court for the Northern District of

California on August 8, 2005, alleges violations of federal securities laws against Leadis and certain of its directors and officers as well as the Leadis's underwriters, including the Company, based on alleged misstatements and omissions in the registration statement. The Company believes it has meritorious defenses to the actions and intends to vigorously defend such actions as they apply to the Company.

IRS Information Requests Relating to Tax Products—The Company has received requests for information from the Internal Revenue Service, or IRS, regarding its referrals of clients to a third-party provider of tax products in 1999, 2000 and 2001. The Company has cooperated with these requests and believes to have complied with all material regulatory requirements as a referring party. The IRS has recently extended offers of settlement to promoters and organizers of similar tax planning products. The Company has also received one of these offers of settlement, but continues to believe that it was a referring party and not a promoter or organizer of these tax products. However, if the IRS subsequently charges that these products were "tax shelters" and that the Company was required to make certain disclosures and registrations as a promoter or organizer of these tax products, the Company could be liable for monetary penalties. The Company believes it has substantial support for its position and intends to vigorously defend against any alleged penalties should they be assessed.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CREDIT RISK, OR MARKET RISK

Concentration of Credit Risk and Market Risk—The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its Clearing Broker. The Clearing Broker is also the primary source of short-term financing (payable to the Clearing Broker and securities sold, not yet purchased) for the Company, which is collateralized by cash and securities owned by the Company and held by the Clearing Broker. The Company's securities owned may be pledged by the Clearing Broker. The amount receivable from the Clearing Broker includes amounts receivable in connection with the trading of proprietary positions and the clearance of customer securities transactions. As of December 31, 2005, the Company's cash on deposit with the Clearing Broker was not collateralizing any liabilities to the Clearing Broker.

In addition to the Clearing Broker, the Company is exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The Company seeks to control credit risk by following an established credit approval process and monitoring credit limits with counterparties.

The Company's trading activities include providing securities brokerage services to institutional and retail clients. To facilitate these customer transactions, the Company purchases proprietary securities positions ("long positions") in equity securities, convertible and other fixed income securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the consolidated statement of financial condition. The Company is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the consolidated statement of financial condition. To mitigate the risk of losses, these securities positions are marked to market daily and are monitored by management to assure compliance with limits established by the Company. The associated interest rate risk of these securities is not deemed material to the Company. For the year ended December 31, 2005, brokerage revenue was primarily attributable to commissions paid by customers from brokerage transactions in equity and convertible debt securities, net trading gains and losses and advisory fees paid to the Company's private client services group.

Estimated Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are recorded at estimated fair value or amounts that approximate fair value on the Company's consolidated statement of financial condition. In addition to securities owned and securities sold, not yet purchased, the Company's other financial instruments include cash and cash equivalents, corporate finance and syndicate receivables, and receivable from the Clearing Broker. These other financial instruments are short term in nature and are expected to be realized at their carrying value.

9. NET CAPITAL REQUIREMENTS

The Company is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC and NYSE, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method to compute net capital as permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, of $1.0 million. These rules also require the Company to notify and sometimes obtain approval from the SEC and NYSE for significant withdrawals of capital or loans to affiliates. As of December 31, 2005, the Company's net capital was $35.6 million, which was $34.6 million in excess of its required minimum. In addition, the Tentative Net Capital, as defined, was $46.7 million at December 31, 2005 (see Note 6).

10. SUBSEQUENT EVENT

Initial Public Offering—The Parent of the Company, Thomas Weisel Partners Group LLC, closed its initial public offering on February 7, 2006, pursuant to its final prospectus dated February 1, 2006. The Parent's net proceeds were approximately $64 million from the offering and on February 7, 2006 the Parent used $20 million of the proceeds to pay down the amount shown on the consolidated statement of financial condition as Receivable from Parent. This pay down had the effect of increasing Net Capital as amounts due from affiliates are non-allowable assets under the SEC's Rule 15c3-1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 27, 2006

Thomas Weisel Partners LLC

In planning and performing our audit of the consolidated financial statements of Thomas Weisel Partners LLC and subsidiaries (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) under (k)(2)(i), and for determining compliance with the exemptive provisions of the possession or control requirements of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the Company in making daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act as the Company does not carry customers' regulated commodity futures, foreign futures or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodities Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Member of the Company, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., Commodities Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP